DIVERSIFIED RESTAURANT HOLDINGS, INC.

21751 W. ELEVEN MILE ROAD

SUITE 208

SOUTHFIELD, MI  48076

March 10, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Yolanda Crittendon

Re:

Diversified Restaurant Holdings, Inc. – Registration Statement on Form S-1

File No.:  333-145316 [JH&M File No. 3570.05]

Dear Ms. Crittendon:

Diversified Restaurant Holdings, Inc., as Registrant, hereby requests acceleration of the effective date of the referenced Registration Statement, and in connection with that request we acknowledge the following:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further requests that an Order be issued pursuant to Section 8(a) of the Securities Act of 1933 declaring the Registration Statement effective Wednesday, March 12, 2008 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

Sincerely,

DIVERSIFIED RESTAURANT HOLDINGS, INC.

By:  /s/ Michael Ansley

Michael Ansley

President

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